UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 29, 2024

TERRITORIAL BANCORP INC.
(Exact Name of Registrant as Specified in its Charter)

Maryland	001-34403	26-4674701
(State or Other Jurisdiction)	(Commission File No.)	(I.R.S. Employer
of Incorporation)		Identification No.)

1003 Bishop Street,Pauahi Tower Suite 500, Honolulu, Hawaii		96813
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (808) 946-1400

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	TBNK	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events

On April 29, 2024, Territorial Bancorp Inc. (“Territorial Bancorp”), the parent of Territorial Savings Bank, and Hope Bancorp, Inc. (“Hope Bancorp”), the parent of Bank of Hope, announced via a joint press release the signing of a definitive agreement and plan of merger under which Territorial Bancorp will merge with and into Hope Bancorp, and Territorial Savings Bank will merge with and into Bank of Hope.

A copy of the joint press release issued by Territorial Bancorp and Hope Bancorp announcing the transaction is attached hereto as Exhibit 99.1.
Additional Information and Where to Find it
In connection with the proposed merger, Hope Bancorp, Inc. will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, which will include a Proxy Statement of Territorial Bancorp Inc. that also constitutes a prospectus of Hope Bancorp, Inc. Territorial Bancorp shareholders are encouraged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed merger. Territorial Bancorp shareholders will be able to obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Hope Bancorp and Territorial Bancorp at the SEC’s Internet site (www.sec.gov). Territorial Bancorp shareholders will also be able to obtain these documents, free of charge, from Territorial Bancorp at https://www.tsbhawaii.bank/tsb/investor-relations/.

Participants in Solicitation
Territorial Bancorp and its directors, executive officers, management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning Territorial Bancorp’s participants is set forth in the Proxy Statement, dated April 16, 2024, for Territorial Bancorp’s 2024 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the participants in the solicitation of proxies in respect of the proposed transaction and interests of participants of Territorial Bancorp in the solicitation of proxies in respect of the merger will be included in the Registration Statement and Proxy Statement/Prospectus to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

Forward-Looking Statements
Some statements in this Current Report may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements relate to, among other things, expectations regarding the low-cost core deposit base, diversification of the loan portfolio, expansion of market share, capital to support growth, strengthened opportunities, enhanced value, geographic expansion, and statements about the proposed transaction being immediately accretive. Forward-looking statements include, but are not limited to, statements preceded by, followed by or that include the words “will,” “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates” or similar expressions. With respect to any such forward-looking statements, Hope Bancorp and Territorial Bancorp each claims the protection provided for in the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties. Hope Bancorp’s actual results, performance or achievements may differ significantly from the results, performance or achievements expressed or implied in any forward-looking statements. The closing of the proposed transaction is subject to regulatory approvals, the approval of Territorial Bancorp shareholders, and other customary closing conditions. There is no assurance that such conditions will be met or that the proposed merger will be consummated within the expected time frame, or at all. If the transaction is consummated, factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements include, among things: difficulties and delays in integrating Hope Bancorp and Territorial Bancorp and achieving anticipated synergies, cost savings and other benefits from the transaction; higher than anticipated transaction costs; deposit attrition, operating costs, customer loss and business disruption following the merger, including difficulties in maintaining relationships with employees and customers, may be greater than expected; and required governmental approvals of the merger may not be obtained on its proposed terms and schedule, or without regulatory constraints that may limit growth. Other risks and uncertainties include, but are not limited to: possible further deterioration in economic conditions in Hope Bancorp’s or Territorial Bancorp’s areas of operation or elsewhere; interest rate risk associated with volatile interest rates and related asset-liability matching risk; liquidity risks; risk of significant non-earning assets, and net credit losses that could occur, particularly in times of weak economic conditions or times of rising interest rates; the failure of or changes to assumptions and estimates underlying Hope Bancorp’s or Territorial Bancorp’s allowances for credit losses; potential increases in deposit insurance assessments and regulatory risks associated with current and future regulations; the outcome of any legal proceedings that may be instituted against Hope Bancorp or Territorial Bancorp; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; and diversion of management’s attention from ongoing business operations and opportunities. For additional information concerning these and other risk factors, see Hope Bancorp’s and Territorial Bancorp’s most recent Annual Reports on Form 10-K. Hope Bancorp and Territorial Bancorp do not undertake, and specifically disclaim any obligation, to update any forward-looking statements to reflect the occurrence of events or circumstances after the date of such statements except as required by law.

Item 9.01 Financial Statements and Exhibits
(a)	Exhibits.

Exhibit No.	Exhibit
99.1	Press Release Dated April 29, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Territorial Bancorp Inc.
DATE: April 29, 2024	By:	/s/ Melvin M. Miyamoto
Melvin M. Miyamoto, Executive Vice President and Chief Financial Officer